Exhibit 99.1

For Immediate Release

TSX, NYSE: BXE

BELLATRIX EXPLORATION LTD. ANNOUNCES FIRST QUARTER 2016 FINANCIAL AND OPERATING RESULTS

CALGARY, ALBERTA (May 13, 2016) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) announces its financial and operating results for the three months ended March 31, 2016. This press release contains forward-looking statements. Please refer to our cautionary language on forward-looking statements and the other matters set forth at the end of this press release and the beginning of the Management’s Discussion and Analysis (the “MD&A”) for the three months ended March 31, 2016 and 2015. Bellatrix's unaudited condensed consolidated financial statements and notes, and the MD&A are available on Bellatrix's website at www.bellatrixexploration.com, and are filed on SEDAR at www.sedar.com.

FIRST QUARTER 2016 HIGHLIGHTS

	Three months ended March 31,
	2016	2015
SELECTED FINANCIAL RESULTS
(CDN$000s except share and per share amounts)
Total revenue (2)	55,158	90,186
Funds flow from operations (2)	12,876	24,858
Per basic share (3)	$0.07	$0.13
Per diluted share (3)	$0.07	$0.13
Cash flow from operating activities	10,333	22,553
Per basic share (3)	$0.05	$0.12
Per diluted share (3)	$0.05	$0.12
Adjusted net profit (loss) (2)	(16,029)	(13,986)
Per basic share (3)	($0.08)	($0.07)
Per diluted share (3)	($0.08)	($0.07)
Net profit (loss)	19,347	(12,688)
Per basic share (3)	$0.10	($0.07)
Per diluted share (3)	$0.10	($0.07)
Capital – exploration and development	29,018	81,344
Capital – corporate assets	31	1,154
Property acquisitions	3	701
Capital expenditures – cash	29,052	83,199
Property dispositions – cash	(125)	(20)
Total net capital expenditures – cash	28,927	83,179
Other non-cash items	1,944	7,475
Total capital expenditures – net (2)	30,871	90,654
Bank debt	358,671	623,380
Senior Notes	311,736	-
Adjusted working capital deficiency (2)	43,356	73,068
Total net debt (2)	713,763	696,448
Total assets	1,707,882	2,264,748
Total shareholders’ equity	830,662	1,237,216

SELECTED OPERATING RESULTS		Three months ended March 31,
		2016	2015
Average daily sales volumes
Crude oil, condensate and NGLs	(bbl/d)	10,558	12,644
Natural gas	(mcf/d)	167,455	190,582
Total oil equivalent	(boe/d) (4)	38,467	44,408
Average realized prices
Crude oil and condensate	($/bbl)	39.33	49.67
Crude oil and condensate (including risk management (1))	($/bbl)	39.07	52.54
NGLs (excluding condensate)	($/bbl)	10.35	18.17
Crude oil, condensate and NGLs	($/bbl)	21.28	32.72
Natural gas	($/mcf)	1.99	2.99
Natural gas (including risk management (1))	($/mcf)	2.41	3.03
Total oil equivalent	($/boe)(4)	14.52	22.13
Total oil equivalent (including risk management (1))	($/boe) (4)	16.30	22.68

Net wells drilled		5.7	3.2

Selected Key Operating Statistics
Operating netback (2)	($/boe) (4)	6.50	9.03
Operating netback (2) (including risk management (1))	($/boe) (4)	8.28	9.58
Transportation expense	($/boe) (4)	0.92	1.22
Production expense	($/boe) (4)	7.37	8.56
General & administrative expense	($/boe) (4)	1.29	1.83
Royalties as a % of sales (after transportation)		7%	18%
COMMON SHARES
Common shares outstanding		191,963,910	191,957,243
Share options outstanding		11,551,335	10,783,003
Fully diluted common shares outstanding		203,515,245	202,740,246
Weighted average shares (3)		191,963,910	191,953,095
SHARE TRADING STATISTICS
TSX and Other (5)
(CDN$, except volumes) based on intra-day trading
High		1.99	4.46
Low		1.11	2.38
Close		1.32	3.08
Average daily volume		2,043,542	2,921,719
NYSE
(US$, except volumes) based on intra-day trading
High		1.48	3.81
Low		0.75	1.86
Close		1.01	2.43
Average daily volume		2,013,177	888,245

(1) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.

(2) The terms “funds flow from operations”, “funds flow from operations per share”, “adjusted net profit (loss)”, “total net debt”, “operating netbacks”, “total capital expenditures – net”, “adjusted working capital deficiency (excess)”, and “total revenue" do not have standard meanings under generally accepted accounting principles (“GAAP”). Refer to “Non-GAAP measures” disclosed at the end of this Press Release.

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(3) Basic weighted average shares for the three months ended March 31, 2016 were 191,963,910 (2015: 191,953,095).

In computing weighted average diluted profit (loss) per share, weighted average diluted adjusted net profit (loss) per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted funds flow from operations per share for the three months ended March 31, 2016, a total of nil (2015: nil) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options, resulting in diluted weighted average common shares of 191,963,910 (2015: 191,953,095).

(4) A boe conversion ratio of 6 mcf: 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

(5) TSX and Other include the trading statistics for the Toronto Stock Exchange (“TSX”) and other Canadian trading markets.

PRESIDENT’S MESSAGE

Bellatrix successfully executed on its first quarter 2016 exploration and development program while remaining focused on three strategic operational and financial objectives. First, Bellatrix’s capital program was principally invested in the high impact Spirit River liquids-rich natural gas play, drilling 5.7 net wells with a 100% success rate in the first quarter. The Spirit River play delivers superior rates of return and competes as one of the lowest supply cost natural gas plays in North America. Secondly, operational reliability and optimization efforts remained a priority for Bellatrix, evidenced by continued cost reductions and a near 100% capacity utilization rate at the Bellatrix O’Chiese Nees-Ohpawganu’ck deep cut gas plant in the Alder Flats area of Alberta (the “Alder Flats Plant” or the “Plant”) in the first quarter of 2016. Finally, Bellatrix remains focused on liquidity and balance sheet management, with total Company net debt at March 31, 2016 reduced by $3.8 million compared to year end 2015 levels.

Subsequent to March 31, 2016, Bellatrix entered into an agreement to sell certain production facilities to a third party for cash proceeds of $75 million. Pursuant to the agreement, Bellatrix maintains operatorship and preferential access to the facilities for its operated production volumes and will pay an annual rental fee over the duration of the agreement period. Net sale proceeds were applied to the Company’s revolving Credit Facilities (as defined below) further reducing total corporate net debt which the Company believes will ultimately improve its position to take advantage of value enhancing opportunities including profitably growing the Spirit River liquids-rich natural gas play under favourable commodity price conditions.

In this protracted downturn, Bellatrix focuses on cash cost initiatives evidenced by the following comparison of first quarter 2016 with first quarter 2015:

•	Realized prices declined 28% compared to a 14% reduction in operating netback due to reduced cash costs.

•	Production expenses reduced by 14% on a boe basis.

•	Transportation expenses reduced by 25% on a boe basis.

•	Net general and administrative (“G&A”) costs reduced by 30% on a boe basis.

•	Royalty expenses as a percentage of sales (after transportation) reduced by 61%.

•	Capital costs per well drilled reduced by 22%.

Bellatrix strategically added several fixed price natural gas swap contracts in the first quarter mitigating the potential impact of low natural gas prices through the summer season of 2016. As at May 12, 2016, the Company has hedged approximately 55% of gross natural gas volumes at an average fixed price of approximately $2.96/mcf for the period of April 1 through December 31, 2016. Furthermore, Bellatrix maintains a solid base level of risk management protection in 2017 with over 30% of forecast natural gas volumes hedged at an average fixed price of approximately $3.37/mcf. Bellatrix maintains an active risk management strategy which provides improved certainty of future cash flow and augments the Company’s capital investment planning process.

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CONTINUED STRONG PERFORMANCE AND RELIABILITY AT THE ALDER FLATS PLANT

First quarter 2016 production volumes averaged 38,467 boe/d (73% natural gas weighted) meeting the lower end of corporate guidance despite the impact from reduced natural gas liquid (“NGL”) yields at several third party processing plants in the quarter.

First quarter production volumes reflect the impact of several third party gas processing facilities increasing plant temperatures and thus reducing average NGL yields within the streams that they process. Although this impacted average volumes in the quarter by an estimated 800 boe/d, the Company benefited from a pricing perspective on natural gas volumes given an improvement in the corporate heat content which averaged 40.6 GJ/e3m3 in the first quarter, up from 40.4 GJ/e3m3 in the fourth quarter of 2015. The resulting cash flow benefit from the higher heat content partially mitigated the lower volume contribution associated with reduced NGL yields in the first quarter of 2016.

Bellatrix realized another strong quarter contribution from the Alder Flats Plant which averaged 98% capacity utilization in the first quarter of 2016 and since July 2015 has averaged over 100% capacity utilization. The Plant not only provides a strategic cost benefit but also provides Bellatrix the ability to re-direct additional natural gas volumes to the Plant during periods of third party facility constraints and unplanned downtime.

LOW COST FOCUS MAINTAINED

Optimization initiatives and capital cost efforts continued to build on the success gained through 2015. The Company reduced the average spud to rig release time for its Spirit River development program in 2016 to 13 days, down 13% from an average of 15 days in 2015 as a result of the inexorable optimization efforts by our technical team in all aspects of the Company’s drilling practices. Positive cost containment initiatives have reduced average drill, complete, equip and tie-in costs in the Spirit River during the first quarter of 2016 to less than $3.8 million per well.

Operating costs averaged $7.37/boe in the first quarter of 2016, down 14% from the comparable period in 2015. First quarter of 2016 operating costs were broadly in line with guidance expectations on a per unit basis reflective of first quarter average production volumes near the low end of Company guidance. On a comparative basis, operating costs in the first quarter of 2016, inclusive of processing and third party income, averaged $6.13/boe.

Royalty rates averaged 7% in the first quarter of 2016, down from the 18% average royalty rate realized in the first quarter of 2015. The material decline in average royalty rates year over year reflect the impact of a combination of lower average realized commodity prices and the positive impact of increased gas cost allowance (“GCA”) credits associated with infrastructure and facilities investments made by Bellatrix.

Transportation costs in the first quarter of 2016 averaged $0.92/boe, a reduction of 25% from the comparable period in 2015. Lower transportation expenditures reflect reduced trucking fees for liquids as a result of investments made by Bellatrix in pipeline infrastructure.

Net G&A costs averaged $1.29/boe in the first quarter of 2016, down 30% from the comparable period of 2015 and down 17% compared with full year 2015 average net G&A expenditures.

FIRST QUARTER 2016 NET DEBT DOWN $3.8 MILLION COMPARED TO YEAR END 2015

Total cash capital expenditures of $29.0 million (excluding acquisitions) in the first quarter of 2016 were approximately 10% lower than the Company’s first quarter planned levels reflecting continued capital cost containment efforts within the drilling and completion program, curtailed drilling activity in March, and lower capital spending on Phase 2 of the Alder Flats Plant during the period. Bellatrix has minimal field activity planned for the second quarter of 2016.

Total facilities and equipment capital investment of $3.0 million in the first quarter of 2016 included $2.8 million of capital investment directly on Phase 2 of the Alder Flats Plant. The Phase 2 Plant expansion remains on time and on budget for planned completion and commissioning in the first half of 2018.

Total net debt as at March 31, 2016 of $713.8 million represented a sequential reduction by $3.8 million compared with year end 2015 net debt of $717.6 million. The reduction in total net debt incorporates net cash capital expenditures of $28.9 million, funds flow from operations of $12.9 million, and a reduction in the outstanding mark-to-market value of the Company’s United States dollar denominated Senior Notes (as defined below).

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RISK MANAGEMENT CONTRACTS ADDED IN THE FIRST QUARTER BOLSTER STRONG HEDGE PORTFOLIO

Bellatrix maintains an active risk management strategy providing reduced commodity price volatility and greater predictability of future revenue and cash flow. The Company enhanced its risk management program with additional fixed price natural gas swap contracts early in the first quarter of 2016. The additional fixed price natural gas swap contracts added through the first quarter of 2016 increased the Company’s total hedging portfolio by over 40,000 GJ/d through calendar 2016, up from the approximately 55,000 GJ/d hedged on average through calendar 2016 as at December 31, 2015.

The mark-to-market fair value of Bellatrix’s portfolio of risk management contracts at March 31, 2016 was a net asset of $36.0 million.

As at May 12, 2016 Bellatrix had hedged approximately 55% of gross natural gas volumes at an average fixed price of approximately $2.96/mcf for the period of April 1 through December 31, 2016, based upon first quarter average production volumes of 38,467 boe/d (73% natural gas weighted).

As at May 12, 2016, Bellatrix was party to a series of commodity price risk management contracts for 2016 and 2017 as summarized below:

Product	Financial Contract	Period	Volume	Average Price (1)
Natural gas	Fixed price swap	April 1, 2016 to June 30, 2016	92.4 MMcf/d	$2.95/mcf
Natural gas	Fixed price swap	July 1, 2016 to September 30, 2016	95.3 MMcf/d	$2.91/mcf
Natural gas	Fixed price swap	October 1, 2016 to December 31, 2016	84.3 MMcf/d	$3.02/mcf
Natural gas	Fixed price swap	January 1, 2017 to December 31, 2017	54.4 MMcf/d	$3.37/mcf
Natural gas	AECO basis swap	January 1, 2017 to December 31, 2017	40.1 MMcf/d	US$0.78/mcf
Crude oil	WTI basis swap (2)	April 1, 2016 to September 30, 2016	2,000 bbl/d	US$4.05/bbl
Crude oil	WTI basis swap (2)	October 1, 2016 to December 31, 2016	1,500 bbl/d	US$4.05/bbl

(1) The conversion of $/GJ to $/mcf is based on an average corporate heat content rate of 40.6Mj/m3.

(2) Settled on the monthly average Mixed Sweet Blend (“MSW”) Differential to WTI. The MSW differential refers to the discount between WTI and the mixed sweet crude grade at Edmonton, calculated on a monthly weighted average basis.

FACILITIES TRANSACTION

Subsequent to the first quarter of 2016, Bellatrix monetized certain production facilities for cash proceeds of $75 million effective May 3, 2016. Pursuant to the agreement, Bellatrix maintains operatorship and preferential access to the facilities for its operated production volumes and will pay an annual rental fee over the duration of the agreement period. In addition, Bellatrix retains, at its sole discretion, the option to repurchase the facilities at any time during the agreement period.

The estimated rental costs associated with the arrangement will have a modest impact on the Company’s overall corporate operating cost profile, which Bellatrix believes will be partially offset by continued cost reduction initiatives and third party processing revenue generated and retained by Bellatrix from the facilities. Bellatrix has invested over $300 million in facilities and infrastructure projects over the past three calendar years. The $75 million transaction involves approximately 25% of this total infrastructure and facility investment. Prior period investment in strategic infrastructure and facility assets has positioned Bellatrix favourably with continued monetization optionality given the material underlying asset value.

Bellatrix has applied the net proceeds from the transaction towards its revolving Credit Facilities reducing the outstanding balance by approximately 20% (based on the balance outstanding as at March 31, 2016). Bellatrix believes the transaction proceeds and resulting material reduction in total net debt will provide the Company with an improved ability to capitalize on future value enhancing opportunities including potential accelerated development of its high impact Spirit River play, ultimately positioning the Company to deliver profitable growth in production and shareholder value over the near to medium term.

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SAFE AND RESPONSIBLE OPERATIONS

Bellatrix strives to ensure it remains a good steward in the communities in which it operates and its business practices are conducted safely and responsibly. To that end, Bellatrix is pleased to announce first quarter results were achieved with zero lost time incidents for both Bellatrix staff and contractors. Furthermore, a proactive approach to external regulatory requirements has resulted in Bellatrix achieving compliance for year one of the Alberta Energy Regulator’s (“AER”) Inactive Well Compliance Program (“IWCP”) by meeting the Company’s target quota ahead of schedule. Additionally, from an emergency preparedness point of view, Bellatrix delivered Emergency Operations Center (“EOC”) training to our Calgary response team in the first quarter of 2016 with full mobilization exercises expected to be conducted later this year. Safe and responsible development and continuous process improvement are guiding principles of Bellatrix’s business.

OPERATIONAL AND FINANCIAL HIGHLIGHTS

•	Production volumes in the first quarter of 2016 averaged 38,467 boe/d (73% natural gas weighted). Production volumes in the quarter reflect the impact of several third party gas processing facilities increasing plant temperatures, resulting in reduced average NGL yields impacting Bellatrix average production volumes by an estimated 800 boe/d in the first quarter.

•	Total cash capital expenditures were $29.0 million (excluding acquisitions) in the first quarter of 2016 including $24.9 million on drilling and completion activity and $3.0 million on facilities and equipment. Capital spending in the quarter was focused in the Spirit River liquids-rich natural gas play in response to ongoing suppressed oil prices in the global market, and to take advantage of processing capacity at the Alder Flats Plant.

•	In the first quarter of 2016, Bellatrix delivered a 100% success rate having drilled and/or participated in 10 gross (5.7 net) Spirit River liquids-rich gas wells. Three of the operated Spirit River liquids-rich gas wells were drilled leveraging capital under our joint venture with Grafton Energy Co I Ltd.

•	Total revenue decreased by 39% to $55.2 million for the three months ended March 31, 2016, compared to $90.2 million realized in the first quarter of 2015, mainly attributable to Canadian Light crude blend prices decreasing 23%, natural gas AECO daily index decreasing 33%, and realized NGLs prices decreasing 43% in the comparable periods.

•	Operating costs in the first quarter of 2016 averaged $7.37/boe, representing a 14% reduction compared with first quarter 2015 average operating costs. First quarter 2016 operating costs increased by approximately 7% compared with fourth quarter 2015 average levels due to lower quarter over quarter average production volumes. However, on a comparative basis, operating costs in the first quarter of 2016 inclusive of processing and third party income, averaged $6.13/boe a 5% reduction from the fourth quarter of 2015 operating costs inclusive of processing and third party income of $6.46/boe.

•	The corporate royalty rate in the first quarter of 2016 averaged 7% of sales (after transportation), compared with 18% in the comparative quarter of 2015. Lower average royalty rates year over year reflect the impact of lower commodity prices as well as increased GCA credits associated with prior period infrastructure and facilities investments by Bellatrix.

•	The corporate operating netback realized (after risk management) for the first quarter of 2016 was $8.28/boe, down 14% compared with $9.58/boe in the comparative quarter of 2015. The decrease in operating netback was primarily attributable to the 34% decline in total corporate realized pricing (before hedges) over the comparative periods. However, Bellatrix mitigated the impact of lower commodity prices on its realized operating netbacks through reduced operating costs, lower transportation costs, reduced royalty rates, and higher realized risk management gains in the first quarter 2016 compared with the first quarter 2015.

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•	Net G&A expenses (after capitalized costs and recoveries) in the first quarter of 2016 were $4.5 million ($1.29/boe), compared to $7.3 million ($1.83/boe) in the comparative quarter of 2015. The overall decrease in G&A expenditures was primarily attributable to a decrease in gross G&A expenses as a result of significant cost saving initiatives on discretionary G&A spending, workforce reductions and compensation expenses in the last half of 2015 and the first quarter of 2016, which more than offset reduced recoveries from partners associated with lower capital spending in 2016 as compared to 2015.

•	Funds flow from operations generated in the three months ended March 31, 2016 was $12.9 million ($0.07 per basic and diluted share), a decrease of 48% from $24.9 million ($0.13 per basic and diluted share) in the first quarter of 2015. Bellatrix’s maintains an active risk management strategy providing reduced commodity price volatility and greater predictability of future revenue and cash flow. The mark-to-market fair value of Bellatrix’s portfolio of risk management contracts at March 31, 2016 was a net asset of $36.0 million.

•	The adjusted net loss of $16.0 million in the first quarter 2016 compared to an adjusted net loss of $14.0 million in the comparable period of 2015. The variance in adjusted net loss recorded in the first quarter of 2016 compared to adjusted net loss in the same period in 2015 was the result of the decrease in revenue attributed to reduced commodity prices, partially offset by decreased cash costs.

•	First quarter 2016 net profit of $19.3 million compared to a net loss of $12.7 million in the first quarter of 2015. The variance in first quarter periods was primarily due to unrealized gains recorded in 2016 on outstanding commodity risk management contracts and unrealized gains on mark-to-market fair value of the Company’s United States dollar denominated Senior Notes.

•	Total net debt as at March 31, 2016 of $713.8 million declined by $3.8 million compared with year end 2015 net debt of $717.6 million. The reduction in total net debt incorporates net cash capital expenditures of $28.9 million, funds flow from operations of $12.9 million and a $20.2 million reduction in the outstanding mark-to-market value of the Company’s United States dollar denominated Senior Notes.

•	For the trailing twelve months ending March 31, 2016, Bellatrix’s Senior Debt to EBITDA (as defined below) ratio was 3.0 times, within the financial covenant of 3.5 times as permitted by the Credit Facilities.

OUTLOOK

Commodity prices for oil, natural gas and associated liquids remain at what Bellatrix believes are unsustainably low levels. Forward strip prices have ameliorated over the past several months given improved market sentiment towards a rebalancing of supply and demand forces. Bellatrix maintains a balanced portfolio of natural gas and oil weighted investment opportunities and at current commodity price levels remains focused on development of the Spirit River formation, which is one of the lowest supply cost natural gas plays in North America. The Company maintains significant flexibility to redirect capital to oil weighted projects when rate of return expectations improve and these projects compete for capital within our portfolio of low risk development opportunities. Our acreage position in the Spirit River play is expected to provide the value enhancing growth platform for our Company, and Cardium oil weighted opportunities provide additional value as we move through the commodity price cycle.

Bellatrix prudently curtailed capital investment and development drilling in March as natural gas prices continued to wane, thereby firmly preserving value in its Spirit River natural gas play. First quarter cash capital expenditures of $29.0 million (excluding acquisitions) represented investment approximately 10% below planned levels. Curtailed capital spending in the first quarter and reduced second quarter investment plans have resulted in a 13.0% reduction in first half net capital spending guidance to $40 million. With no planned drilling or completion activity through the seasonal spring break up period, Bellatrix anticipates second quarter production volumes to average modestly below first quarter levels. First half production guidance has been updated to approximately 38,000 boe/d (midpoint, +/- 500 boe/d) representing a 2.6% reduction from previous guidance given the reduction in forecast capital spending.

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	First Half 2016 Guidance (Jan. 12, 2016)	Revised First Half 2016 Guidance
Average daily production (boe/d)
Mid-point (+/- 500 boe/d)	39,000	38,000
Natural gas weighting	72%	72%
Net capital spending ($ millions) (1)	$46	$40
Production expenses(2) ($/boe)	$7.25	$7.50

(1) Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions.

(2) Operating costs before net processing revenue/fees and includes the forecast impact of the facilities transaction.

Bellatrix plans to provide second half of 2016 capital spending and production guidance mid-year with a continued emphasis on profitable investment opportunities while prudently managing capital resources.

Bellatrix maintains three differentiated value drivers that we believe remain underappreciated in the current market. First, Bellatrix maintains a highly focused land base with a significant inventory of development drilling opportunities in both the liquids-rich Spirit River natural gas play and both natural gas and oil weighted opportunities in the Cardium formation. Bellatrix maintains significant long term optionality on both oil and natural gas and is able to nimbly focus investment efforts, agnostic on commodity type, but focused on maximizing internal rate of return expectations. Secondly, Bellatrix’s strategic investments in infrastructure coupled with focused resource development in the greater Ferrier region of Alberta has significantly reduced the overall operating costs, transportation costs, and royalty cost components of the business. This focus provides a clear competitive advantage during low points in the commodity price cycle thereby enhancing the sustainability and long term profitability of the Company. Finally, Bellatrix maintains significant optionality to profitably grow against the backdrop of an overall constrained basin. The Company’s strategy to proactively acquire and maintain firm service capacity provides optionality to facilitate future production growth. Ample firm service takeaway capacity may be one of the limiting factors for company specific production growth in the Western Canadian Sedimentary Basin when commodity prices improve, but Bellatrix maintains ample firm service capacity, providing a clear value proposition with enhanced ability to grow and create additional value in an improving commodity price environment.

In closing I wish to thank our employees and partners for their continued vigilance during these challenging times. Bellatrix maintains a top tier asset base with a diversified mix of oil and natural gas investment opportunities, a highly technical staff that continually delivers industry leading well results, and a culture focused on profitable growth and long term value creation for shareholders.

(“Raymond G. Smith”)

Raymond G. Smith, P.Eng.

President and CEO

May 12, 2016

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OPERATIONAL REVIEW

Sales Volumes

		Three months ended March 31,
		2016	2015
Crude oil and condensate	(bbl/d)	3,981	5,842
NGLs (excluding condensate)	(bbl/d)	6,577	6,802
Total crude oil, condensate, and NGLs	(bbl/d)	10,558	12,644
Natural gas	(mcf/d)	167,455	190,582
Total sales volumes (6:1 conversion)	(boe/d)	38,467	44,408

Sales volumes for the three months ended March 31, 2016 averaged 38,467 boe/d, a decrease of 13% from an average of 44,408 boe/d realized in the first quarter of 2015. The volume weighting for crude oil, condensate and NGLs for the three months ended March 31, 2016 was 27%, compared to 28% in the first quarter of 2015.

Production volumes in the first quarter of 2016 reflect the impact of several third party gas processing facilities increasing plant temperatures, resulting in reduced average NGL yields within the streams. Although this impacted average volumes in the quarter by an estimated 800 boe/d, the Company benefited from a pricing perspective for its natural gas volumes through an improvement in the corporate heat content which averaged 40.6 GJ/e3m3 in the first quarter, up from 40.4 GJ/e3m3 in the fourth quarter of 2015. The resulting cash flow benefit from the higher heat content partially mitigated the lower volume contribution associated with reduced NGL yields in the first quarter of 2016.

Drilling Activity - 2016

	Three months ended March 31, 2016
	Gross	Net	Success Rate
Cardium oil	-	-	-
Spirit River liquids-rich natural gas	10	5.7	100%
Total	10	5.7	100%

Drilling Activity - 2015

	Three months ended March 31, 2015
	Gross	Net	Success Rate
Cardium oil	3	1.2	100%
Spirit River liquids-rich natural gas	3	2.0	100%
Total	6	3.2	100%

During the first quarter of 2016, Bellatrix posted a 100% success rate, drilling and/or participated in 10 gross (5.7 net) Spirit River liquids-rich gas wells. Bellatrix’s drilling activity in the first quarter of 2016 was weighted 100% towards liquids-rich natural gas wells. Three operated Spirit River liquids-rich gas wells were drilled under Bellatrix’s joint venture with Grafton Energy Co I Ltd. The Company has continued its focus in the Spirit River liquids-rich natural gas play in response to ongoing suppressed oil prices in the global market, and to take advantage of processing capacity at the Alder Flats Plant.

During the first quarter of 2015, Bellatrix drilled and/or participated in 6 gross (3.2 net) wells, consisting of 3 gross (1.2 net) Cardium light oil horizontal wells and 3 gross (2.0 net) Spirit River liquids-rich gas wells. Bellatrix’s drilling activity in the first quarter of 2015 was evenly weighted between oil and natural gas wells.

Capital Expenditures

During the three months ended March 31, 2016, Bellatrix invested $29.0 million in exploration and development capital projects, excluding property acquisitions and dispositions, compared to $81.3 million in the same period in 2015.

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Capital Expenditures

	Three months ended March 31,
($000s)	2016	2015
Lease acquisitions and retention	953	2,356
Geological and geophysical	128	603
Drilling and completion costs	24,912	23,701
Facilities and equipment	3,025	54,684
Capital – exploration and development (1)	29,018	81,344
Capital – corporate assets (2)	31	1,154
Property acquisitions	3	701
Total capital expenditures – cash	29,052	83,199
Property dispositions – cash	(125)	(20)
Total net capital expenditures – cash	28,927	83,179
Property acquisitions – non-cash	-	-
Other – non-cash (3)	1,944	7,475
Total non-cash	1,944	7,475
Total capital expenditures – net (4)	30,871	90,654
(1)	Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.
(2)	Capital - corporate assets includes office leasehold improvements, furniture, fixtures and equipment before recoveries realized from landlord lease inducements.
(3)	Other includes non-cash adjustments for the current period’s decommissioning liabilities and share based compensation.
(4)	Total capital expenditures – net is considered to be a non-GAAP measure. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation.

Bellatrix focused its capital activity in the first quarter on successfully drilling and tieing-in 5.7 net Spirit River liquids-rich gas wells. Bellatrix remains committed to construction of Phase 2 of the Alder Flats Plant, and significant pre-build has already been incorporated into the design and footprint at the Alder Flats Plant site. The combined sales capacity for Phase 1 and Phase 2 will be a total of 220 MMcf/d with an expected on-stream date for Phase 2 in the first half of 2018. Remaining capital spending over the next three fiscal years for Phase 2 of the Alder Flats Plant net to Bellatrix’s interest is estimated at approximately $50 million.

Undeveloped land

At March 31, 2016, Bellatrix had approximately 313,889 net undeveloped acres of land in Alberta, British Columbia, and Saskatchewan.

FINANCIAL REVIEW

Cash Flow from Operating Activities, Funds Flow from Operations, Adjusted Net Profit (Loss) and Net Profit (Loss)

	Three months ended March 31,
($000s, except per share amounts)	2016	2015

Funds flow from operations	12,876	24,858
Basic ($/share)	0.07	0.13
Diluted ($/share)	0.07	0.13

Cash flow from operating activities	10,333	22,553
Basic ($/share)	0.05	0.12
Diluted ($/share)	0.05	0.12

Adjusted net profit (loss)	(16,029)	(13,986)
Basic ($/share)	(0.08)	(0.07)
Diluted ($/share)	(0.08)	(0.07)

Net profit (loss)	19,347	(12,688)
Basic ($/share)	0.10	(0.07)
Diluted ($/share)	0.10	(0.07)

The overall weak global commodity price environment continued through the first quarter of 2016 significantly impacting funds flow from operations and the adjusted net profit (loss) of the Company.

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Management believes that, in addition to cash flow from operating activities, funds flow from operations is a useful supplemental measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred and changes in non-cash working capital incurred.

Bellatrix generated funds flow from operations of $12.9 million ($0.07 per basic and diluted share) in the first quarter of 2016, a decrease of 48% from $24.9 million ($0.13 per basic and diluted share) generated in the comparative 2015 period. The decrease in funds flow from operations between the first quarters of 2015 and 2016 was mainly attributable to lower realized commodity pricing for crude oil and natural gas and a 13% decrease in sales volumes, partially offset by decreased production, transportation, royalty and general and administrative expenses. Bellatrix’s cash flow from operating activities for the three months ended March 31, 2016 decreased by 54% to $10.3 million ($0.05 per basic and diluted share) from $22.6 million ($0.12 per basic and diluted share) generated in the first quarter of 2015.

Management believes that, in addition to net profit (loss), adjusted net profit (loss) is a useful supplemental measure as it reflects the underlying performance of Bellatrix’s business activities by excluding the after tax effect after adjusting for non-deductible tax items of non-cash commodity contracts mark-to-market gains and losses, unrealized foreign exchange gains and losses, non-cash impairment charges and non-cash one time charges, as applicable, that may significantly impact net profit (loss) from period to period.

Adjusted Net Profit (Loss)

	Three months ended March 31,
($000s)	2016	2015
Net profit (loss)	19,347	(12,688)
Add (deduct) non-operating items:
Unrealized gain on commodity contracts	(24,458)	(1,730)
Unrealized gain on foreign exchange	(17,697)	-
Tax impact on non-operating items	6,779	432
Adjusted net loss	(16,029)	(13,986)
(1)	Tax impact on non-operating items after adjusting for non-deductible tax items calculated using 27% tax rate in 2016 (2015: 25%).

For the three months ended March 31, 2016, Bellatrix recognized an adjusted net loss of $16.0 million ($0.08 per basic and diluted share), compared to an adjusted net loss of $14.0 million ($0.07 per basic and diluted share) in the comparative 2015 period. The variance in adjusted net loss recorded in the first quarter of 2016 compared to adjusted net loss in the same period in 2015 was the result of the decrease in revenue attributable to the significant reduction in commodity prices partially offset by the decreased cash costs and depletion and depreciation expenses. Bellatrix recognized net profit of $19.3 million ($0.10 per basic share and diluted share) in the first quarter of 2016, compared to a net loss of $12.7 million ($0.07 per basic share and diluted share) in the first quarter of 2015.

Operating Netback – Corporate

	Three months ended March 31,
($/boe)	2016	2015
Sales (1)	15.76	22.56
Production	(7.37)	(8.56)
Transportation	(0.92)	(1.22)
Royalties	(0.97)	(3.75)
Operating netback before risk management	6.50	9.03
Realized risk management gain	1.78	0.55
Operating netback after risk management	8.28	9.58

(1) Sales includes other income

Operating netback before commodity price risk management contracts for crude oil, condensate, NGLs, and natural gas during the first quarter of 2016 averaged $6.50/boe, a decrease of 28% from the $9.03/boe realized during the same period in 2015.

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Total revenue decreased by 39% to $55.2 million for the three months ended March 31, 2016, compared to $90.2 million realized in the first quarter of 2015. Total revenue from crude oil, condensate, and NGLs contributed 40% of total first quarter 2016 revenue before other income, royalties, and commodity price risk management contracts, compared to 42% in the three months ended March 31, 2015.

In the three months ended March 31, 2016, production expenses totaled $25.8 million ($7.37/boe), compared to $34.2 million ($8.56/boe) recorded in the same period of 2015. The reduction in production expenses between the three months ending March 31, 2016 from March 31, 2015, was primarily attributable to cost reductions realized through the operation of the Alder Flats Plant and continued field optimization work. Bellatrix executed a strong optimization program in the first quarter of 2016, offsetting base declines with relatively small capital investment and providing additional cash flow.

For the three months ended March 31, 2016, Bellatrix incurred royalties of $3.4 million, compared to $15.0 million in the first quarter of 2015. Overall royalties as a percentage of revenue (after transportation costs) in the first quarter of 2016 were 7% compared to 18% in the comparative 2015 period. Lower average corporate royalty rates period over period includes the impact from lower commodity prices as well as increased GCA credits associated with significant infrastructure and facilities investments by Bellatrix.

In the first quarter of 2016, the Government of Alberta completed its oil and gas royalty review, and announced a new Modernized Royalty Framework (“MRF”) which included, for conventional activity, no changes to the royalty structure of wells drilled prior to 2017 for a 10-year period from the MRF implementation date and improved transparency concerning disclosure of royalty information. On April 21, 2016 the Alberta government provided further formulaic details of the MRF which is currently being assessed by Bellatrix.

Commodity Prices

Average Commodity Prices

	Three months ended March 31,
	2016	2015	% Change

Exchange rate (CDN$/US$1.00)	1.3723	1.2398	11

Crude oil:
WTI (US$/bbl)	33.63	48.57	(31)
Canadian Light crude blend ($/bbl)	41.22	53.22	(23)
Bellatrix’s average prices ($/bbl)
Crude oil and condensate	39.33	49.67	(21)
NGLs (excluding condensate)	10.35	18.17	(43)
Total crude oil and NGLs	21.28	32.72	(35)
Crude oil and condensate (including risk management (1))	39.07	52.54	(26)

Natural gas:
NYMEX (US$/mmbtu)	1.98	2.81	(30)
AECO daily index ($/mcf)	1.83	2.75	(33)
AECO monthly index ($/mcf)	2.11	2.95	(28)
Bellatrix’s average price ($/mcf)	1.99	2.99	(33)
Bellatrix’s average price (including risk management (1)) ($/mcf)	2.41	3.03	(20)

(1) Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

In the first quarter of 2016, continued high levels of global oil production have oversupplied the market and led to a supply-demand imbalance in the global marketplace, which has resulted in the prolonged price deterioration for crude oil. North American oil inventories remain robust despite higher levels of refinery utilization. These impacts have been partially offset by the relative weakness in the Canadian dollar compared to the United States dollar and a slight narrowing of the WTI/Canadian light crude oil differential. Likewise, production of natural gas in North America has reached record levels and has more than offset increased power demand and both LNG and Mexican exports. Natural gas storage levels in both Canada and the United States at the end of the injection season further impacted prices.

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For crude oil and condensate, Bellatrix realized an average price of $39.33/bbl before commodity price risk management contracts during the three months ended March 31, 2016, a decrease of 21% from the average price of $49.67/bbl received in the first quarter of 2015. By comparison, the Canadian Light crude blend price decreased by 23% and the average WTI crude oil benchmark price decreased by 31% between the first quarters of 2015 and 2016.

Bellatrix’s average realized price for NGLs (excluding condensate) decreased by 43% to $10.35/bbl during the first quarter of 2016, compared to $18.17/bbl received in the three months ended March 31, 2015. NGL pricing in Western Canada remains challenged given individual market conditions for products such as propane and butane. Butane and propane pricing have been negatively impacted by increased supply from key United States natural gas plays. Propane has also been impacted by logistical issues in Western Canada which has curtailed deliveries to major demand markets. Propane inventories remain at record levels across North America. In the first quarter of 2016, realized propane prices improved as winter seasonal demand had risen in key markets.

Bellatrix’s natural gas sales are priced with reference to the daily or monthly AECO indices. Bellatrix’s natural gas sold has higher heat content than the industry average, which results in slightly higher realized prices per mcf than the daily AECO index. During the three months ended March 31, 2016, the AECO daily reference price decreased by 33% and the AECO monthly reference price decreased by 28% compared to the first quarter of 2015. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the three months ended March 31, 2016 decreased by 33% to $1.99/mcf compared to $2.99/mcf in the first quarter of 2015.

Long Term Debt

Senior Notes

At March 31, 2016, the Company has outstanding US$250 million of 8.50% senior unsecured notes maturing on May 15, 2020 (the “Senior Notes”). Interest on the Senior Notes is payable semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part, commencing on May 15, 2017 at specified redemption prices.

Bank Debt

Bellatrix maintains extendible revolving reserves-based credit facilities with a syndicate of lenders, which at March 31, 2016, were comprised of a $65 million operating facility provided by a Canadian chartered bank and a $475 million syndicated facility provided by nine financial institutions (the “Credit Facilities”). The Credit Facilities mature on May 30, 2017, but the Company is permitted to request, and has requested, an extension to May 30, 2019. Availability under the Credit Facilities is governed by a borrowing base, which is re-determined by the lenders in their sole discretion, on a semi-annual basis on or before May 31 and November 30 of each year taking into consideration the estimated value of the Company’s oil and natural gas properties in accordance with the lenders’ customary practices for oil and gas loans. The next borrowing base redetermination is currently ongoing with scheduled completion to occur on or before May 31, 2016.

At March 31, 2016, the Credit Facilities include a single financial covenant being the Company’s Senior Debt to EBITDA ratio must not exceed 3.5 times for the fiscal quarters ending on or before March 31, 2017 (“Senior Debt Covenant”). Commencing with the second quarter of 2017, the maximum Senior Debt to EBITDA ratio will reduce to 3.0 times (3.5 times for the two fiscal quarters immediately following a material acquisition). As at March 31, 2016, the Senior Debt to EBITDA ratio was 3.0 times which would have allowed the Company to incur $70.7 million of additional Senior Debt while maintaining compliance with the Senior Debt Covenant.

Subsequent to March 31, 2016 in connection with the monetization of certain production facilities, and in anticipation of the completion of the semi-annual borrowing base redetermination before May 31, 2016, Bellatrix agreed to a reduction in the Credit Facilities to $460 million, comprised of a $65 million operating facility and a $395 million syndicated facility. In light of currently depressed commodity prices and their impact on the estimated value of the Company’s oil and gas properties, management anticipates the borrowing base will be further reduced at the next re-determination.

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Notes:

(1) “EBITDA” refers to earnings before interest, taxes, depreciation and amortization. EBITDA is calculated based on terms and definitions set out in the agreement governing the Credit Facilities which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended March 31, 2016 was $140.4 million.

(2) “Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Company. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, bank debt, Senior Notes, finance lease obligations, deferred lease inducements and net working capital deficiency (excess), calculated as working capital deficiency excluding current commodity contract assets and liabilities. Senior Debt at March 31, 2016 was $420.7 million.

CONFERENCE CALL INFORMATION

A conference call to discuss Bellatrix’s annual financial and reserves results and address investor questions will be held on May 13, 2016 at 9:00 am MT / 11:00 am ET. To participate, please call toll-free 1-888-231-8191 or 647-427-7450. The conference call will also be recorded and available until May 20, 2016 by calling 1-855-859-2056 or 403-451-9481 and entering passcode 97208379 followed by the pound sign.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development, and production of oil and natural gas reserves in the provinces of Alberta, British Columbia, and Saskatchewan.

Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “BXE”. For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

NON-GAAP measures

This press release contains the term “funds flow from operations” which should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to the non-GAAP measures of funds flow from operations, or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred and changes in non-cash working capital incurred. The reconciliation between cash flow from operating activities and funds flow from operations can be found in the MD&A. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

“Total net debt” and “adjusted working capital deficiency (excess)” are considered to be non-GAAP measures. Therefore reference to the non-GAAP measures of total net debt or adjusted working capital deficiency (excess) may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes deferred lease inducements, decommissioning liabilities, the long-term finance lease obligation, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency (excess). The adjusted working capital deficiency (excess) is a non-GAAP measure calculated as net working capital deficiency (excess) excluding short-term commodity contract assets and liabilities, current finance lease obligation, and current deferred lease inducements. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt. A reconciliation between total liabilities under GAAP and total net debt as calculated by the Company is found in the MD&A.

“Total revenue” is considered to be a non-GAAP measure. Therefore reference to the non-GAAP measure of total revenue may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management.

“Operating netbacks”, “adjusted net profit (loss)”, and “total capital expenditures – net” are considered to be non-GAAP measures. Operating netbacks are calculated by subtracting royalties, transportation, and operating costs from total revenue. Adjusted net profit (loss) is calculated by excluding the after tax effect including non-deductible items, of non-cash commodity contracts mark-to-market gains and losses, unrealized foreign exchange gains and losses, non-cash impairment charges and non-cash one time charges, as applicable, impacting net profit (loss). Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation. The detailed calculations of operating netbacks are found in the MD&A.

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These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding Bellatrix’s liquidity and its ability to generate funds to finance its operations.

FORWARD LOOKING STATEMENTS

 Certain information contained in this press release may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words “remain”, “focus”, “believe”, “will”, “position”, “opportunity”, “maintain”, “continue”, “plan”, “future”, “strive”, “committed”, “expect”, “estimate”, “assume”, “target”, “forecast”, “intend”, “strategy”, “anticipate”, “enhance” and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning management’s assessment of future plans, ability to remain focused on liquidity and balance sheet management, the Company’s ability to take advantage of value enhancing opportunities under favourable commodity price conditions, strategic cost benefit of the Alder Flats Plant, ability to re-direct additional natural gas volumes to the Alder Flats Plant during periods of third party facility constraints and unplanned downtime, continued ability to reduce costs through continued optimization and capital cost containment efforts, drilling plans and the timing thereof, impact of facility monetization on the Company’s overall corporate operating cost profile and ability to partially offset such impact with third party processing revenue, the existence of future monetization opportunities, intent to perform a full mobilization exercise by our emergency response later in 2016, expected development drilling opportunities in the Spirit River natural gas play and in the Cardium formation, ability to focus investment efforts based on maximizing internal rates of return, ability to capitalize on future value enhancing opportunities, commodity prices and expected volatility thereof, ability to redirect capital towards oil weighted projects when rate of return expectations improve, expectation that Company’s acreage position in the Spirit River play will provide a value enhancing growth platform, ability to maintain firm service capacity to facilitate future production growth, future development drilling opportunities, expected timing of completion of Phase 2 of the Alder Flats Plant, expected reductions in operating costs as a result of completion of Phase 2 of the Alder Flats Plant, Bellatrix’s 2016 strategic priorities, the first half of 2016 capital expenditure budget, the expected production resulting from Bellatrix’s first half of 2016 capital budget, commodity price risk management strategies, the nature of expenditures and the method of financing thereof, anticipated liquidity of the Company and various matters that may impact such liquidity, expected 2016 production expenses, general and administrative expenses, royalty rates and operating costs, estimated capital expenditures and wells to be drilled under joint venture agreements, the ability to fund the 2016 capital expenditure program utilizing various available sources of capital, expected 2016 production, Bellatrix’s expected share of capital cost for Phase 2 of the Alder Flats Plant, expectation that reduced service costs may provide further benefits in 2016 and long term optionality of oil and gas weighted opportunities, may constitute forward-looking statements under applicable securities laws. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on May 12, 2016 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the continued availability of funds under the Credit Facilities; the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports (including, without limitation, under the heading “Risk Factors” in the Company’s Annual Information Form for the year ended December 31, 2015) on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

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BARRELS OF OIL EQUIVALENT

The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

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